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                          September 3, 2021

       Charles Arnold
       Chief Executive Officer
       Community Redevelopment, Inc.
       20295 NE 29th Place
       Suite #200
       Aventura, Florida 33180

                                                        Re: Community
Redevelopment Inc.
                                                            Form 1-A
                                                            Filed August 26,
2021
                                                            File No. 024-11616

       Dear Mr. Arnold:

              Our initial review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A.

              More specifically, your offering statement does not include a report from your independent accountants as required by Part F/S of Form 1-A.

               We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

                                                        Please contact Joseph
Ambrogi at 202-551-4821 with any questions.





                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              David Price